EX—FILING FEES

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

North Haven Private Income Fund A LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$13,753,987.74	(1)	0.01381%	$1,899	(2)
Fees Previously Paid				-
Total Transaction Valuation	$13,753,987.74
Total Fees Due for Filing				$1,899
Total Fees Previously Paid				-
Total Fee Offsets				-
Net Fee Due				$1,899

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 680,217 Class I Units of North Haven Private Income Fund A LLC at a price equal to $20.22 per unit, which represents the Company’s net asset value as of September 30, 2025.

(2) Calculated at $138.10 per $1,000,000 of the transaction value.